Exhibit 99.1

Making

Sustainable Living

Commonplace

Chairman’s letter and Notice of Meeting Annual General Meeting London 29 April 2020

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

19 March 2020

Nils Andersen

Chairman

Dear shareholder,

I am pleased to invite you to the annual general meeting of Unilever PLC (the ‘PLC AGM’) which will be held on Wednesday 29 April 2020 at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The PLC AGM will start at 2.30pm.

At the PLC AGM our CEO, Alan Jope, will update you on the progress of the business in 2019. Following this presentation, we will have a full Q&A session on all matters tabled before we move to the voting of the proposed resolutions. The resolutions put to you for voting will be generally familiar to you and are further explained in the Explanatory Notes.

The Boards believe that the resolutions are in the best interests of Unilever PLC and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares.

In November 2019, we announced that Marijn Dekkers had chosen to stand down as Chairman so he could focus on other business responsibilities. I was honoured to be asked to assume the Chairmanship of Unilever and since then have continued to work with the Board and the Unilever Leadership Executive.

All directors will retire at the PLC AGM and are offering themselves for re-election this year, with the exception of Marijn Dekkers. I would like to thank Marijn for his contributions as a Unilever Chairman and Non-Executive Director. He has brought invaluable experience to the Unilever Boards during his four years of service and been a great source of advice and guidance for the business. He will leave with the best wishes of us all.

The PLC AGM is an important opportunity for shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions.

Unilever PLC

Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

If you would like to be assured of the fullest possible response to a question asked in the PLC AGM, it would be helpful if you could give me prior notice of your question. Of course, you are also invited to write to me at any time should you wish. Alternatively, you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the formal Notice of Meeting being convened, together with the Explanatory Notes to the business of the meeting. Our 2019 year-end documents are available on our website at www.unilever.com/ara.

There are several ways in which you may vote. You can register your proxy vote either using our electronic voting facility via www.unilever.com/agm or by completing and returning the proxy form, in accordance with the instructions set out on the back of your proxy form. You may also attend and vote in person at the PLC AGM. Institutional investors are able to cast their votes using CREST electronic proxy voting.

As usual at the PLC AGM, all resolutions will be put to a poll. This is a more transparent method of voting than by show of hands, as votes are counted according to the number of shares held. This will ensure an exact and definitive result. This year we will again use voting cards at the meeting.

The results of the PLC AGM will be announced on the Unilever website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

All your votes are important to us and I would urge you to complete and return your votes in good time, and in any event no later than 2.30pm on 27 April 2020.

Shareholders will have received the Unilever Annual Report and Accounts 2019, or will have been notified of its availability on our website at www.unilever.com/ara. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. If you do not already do so, you can register to receive future shareholder communications via email by logging onto www.investorcentre.co.uk/ecomms.

For information on travelling to the venue, you will find up-to-date information on our website at www.unilever.com/agm.

Yours sincerely,

Nils Andersen

Chairman

Unilever Chairman’s Letter and Notice of Meeting 2020	2

Unilever PLC Notice of Meeting 2020

Notice is hereby given that the Annual General Meeting of Unilever PLC (the ‘Company’) will be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30pm on Wednesday 29 April 2020 to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 18 (inclusive) as ordinary resolutions. Resolutions 3 to 14 (inclusive), if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever N.V. (to be held on Thursday 30 April 2020 in Rotterdam, the Netherlands (or any adjournment thereof)) is passed by Unilever N.V. shareholders:

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2019, together with the Directors’ Report, the Auditor’s Report and the Strategic Report.

2.	To consider and, if thought fit, approve the Directors’ Remuneration Report which is set out on pages 60 to 77 of the Unilever Annual Report and Accounts 2019.

3.	To re-elect Mr N Andersen as a Non-Executive Director.

4.	To re-elect Mrs L Cha as a Non-Executive Director.

5.	To re-elect Mr V Colao as a Non-Executive Director.

6.	To re-elect Dr J Hartmann as a Non-Executive Director.

7.	To re-elect Mr A Jope as an Executive Director.

8.	To re-elect Ms A Jung as a Non-Executive Director.

9.	To re-elect Ms S Kilsby as a Non-Executive Director.

10.	To re-elect Mr S Masiyiwa as a Non-Executive Director.

11.	To re-elect Professor Y Moon as a Non-Executive Director.

12.	To re-elect Mr G Pitkethly as an Executive Director.

13.	To re-elect Mr J Rishton as a Non-Executive Director.

14.	To re-elect Mr F Sijbesma as a Non-Executive Director.

15.	To reappoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

16.	To authorise the Directors to fix the remuneration of the Auditor.
17.

THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

a

make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

b

make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than to political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

c	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year,

in each case during the period beginning with the date of passing this resolution and ending at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021 provided that the aggregate expenditure under paragraphs (a), (b) and (c) shall not exceed £100,000 in total.

18.

THAT the Directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £12,102,222, such authority to apply in substitution for all previous authorities pursuant to Section 551 of the Companies Act 2006 and to expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

3	Unilever Chairman’s Letter and Notice of Meeting 2020

Unilever PLC Notice of Meeting 2020 continued

To consider and, if thought fit, pass resolutions 19 to 22 (inclusive) as special resolutions:

19.

THAT, subject to the passing of resolution 18 above, the Directors be authorised to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by resolution 18 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006, in each case:

a	in connection with a pre-emptive offer; and

b	otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of £1,817,714;

as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment; provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, save that the Company may, before such expiry, make offers and enter into agreements which would, or might, require equity securities to be allotted and treasury shares to be sold after such expiry and the Directors may allot equity securities and sell treasury shares in pursuance of any such offer or agreement as if the authority had not expired.

For the purposes of this resolution:

I.	‘pre-emptive offer’ means an offer of equity securities open for acceptance for a period fixed by the Directors to:

i	holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings; and

ii

other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory;

II.	references to an allotment of equity securities shall include a sale of treasury shares; and

III.

the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

20.

THAT, subject to the passing of resolution 18 above and in addition to any authority granted under resolution 19 above, the Directors be authorised to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by resolution 18 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006 as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment, such authority to be:

a	limited to the allotment of equity securities or sale of treasury shares up to an aggregate nominal amount of £1,817,714; and
b

used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Board of Directors of the Company determines to be an acquisition or other capital investment of a kind described in the Explanatory Notes, provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, save that the Company may, before such expiry, make offers and enter into agreements which would, or might, require equity securities to be allotted and treasury shares to be sold after the authority given by this resolution has expired and the Directors may allot equity securities and sell treasury shares under any such offer or agreement as if the authority had not expired.

For the purposes of this resolution, the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

21.

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 31/9p each in the capital of the Company, subject to the following conditions:

a	the maximum number of shares which may be hereby purchased is 116,853,000 ordinary shares;

b	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 31/9p; and

c

the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (i) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out.

The authority conferred by this resolution shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2021, save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

22.	THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

By order of the Board

R.L.L. Sotamaa, Group Secretary

19 March 2020

Unilever Chairman’s Letter and Notice of Meeting 2020	4

Explanatory notes to the resolutions

Resolution 1

Report and Accounts for the year ended 31 December 2019

The Directors must lay the Company’s Accounts, the Directors’ Report, the Auditor’s Report and the Strategic Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts, the Directors’ Report and the Strategic Report, and the Auditor has prepared its Report.

Resolution 2

Directors’ Remuneration Report

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report for the year ended 31 December 2019, which is set out on pages 60 to 77 of the Unilever Annual Report and Accounts 2019.

The Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and approved by the Directors. Shareholders must, under Section 439 of the Companies Act 2006, be given the opportunity to approve the Directors’ Remuneration Report. In accordance with these requirements, this is an advisory vote. A copy of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2018 is available on our website at www.unilever.com/ara.

Resolutions 3 to 14

Re-election of Executive and Non-Executive Directors

All Executive Directors and Non-Executive Directors retire each year with such retirement to become effective at the conclusion of the annual general meeting of the Company or the corresponding annual general meeting of Unilever N.V. (whichever concludes the later). Each proposed candidate for re-election is also being proposed for re-election to the Board of Unilever N.V.

In deciding whether to nominate a Director, the Board takes into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Boards and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years.

All directors being proposed for re-election were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties.

Each Director also continues to demonstrate his/her broad and relevant experience, commitment to his/her role and international outlook. Further information about the evaluation can be found on pages 4 and 48 of the Unilever Annual Report and Accounts 2019. An overview of the skills and experience of the Non-Executive Directors and the biographical details of each Director proposed for re-election can be found on page 49 of the Unilever Annual Report and Accounts 2019.

Therefore, the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, proposes to re-elect the nominated Executive and Non-Executive Directors.

5	Unilever Chairman’s Letter and Notice of Meeting 2020

Explanatory notes to the resolutions continued

The tables below set out the diversity of our Non-Executive Directors standing for re-election at the PLC AGM.

Nationality*

3
1
2
1
1
1
1
1
1
American
Austrian
British
Canadian
Chinese
Danish
Dutch
Italian
Zimbabwean

* Taking into account that two Non-Executive Directors have dual-nationality.

Gender

5
5
Male
Female

Tenure

2
6
2
0 to 3 years
4 to 6 years
7 to 9 years

Unilever Chairman’s Letter and Notice of Meeting 2020	6

Explanatory notes to the resolutions continued

Resolution 15

Reappointment of Auditor

At each meeting at which Accounts are laid before the members, the Company is required to appoint an Auditor or Auditors to serve until the next such meeting.

Resolution 16

Remuneration of Auditor

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next set of Accounts of the Company.

Resolution 17

Political donations and expenditure

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (a) political parties; (b) other political organisations; and (c) independent election candidates and on incurring political expenditure (in each case, as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political donations or expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution.

Resolution 18

Directors’ authorities to allot shares

Renewal of this authority is sought at the General Meeting each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £12,102,222 in new shares at their nominal value (representing 389,000,000 ordinary shares). At 4 March 2020, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately one-third of the Company’s issued ordinary share capital.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2021, being the last date by which the Company must hold an Annual General Meeting in 2021.

The Directors have no present intention of exercising the authority sought under this resolution.

As at 4 March 2020, being the latest practicable date prior to publication of the Notice of Meeting, the Company did not hold any ordinary shares in treasury.

Resolutions 19 and 20

Disapplication of pre-emption rights

Under the Companies Act 2006, a company is generally not permitted to allot shares for cash without first offering those shares: (i) to holders of ordinary shares in proportion to their existing holdings; and (ii) in accordance with a detailed set of procedural requirements. These restrictions may be disapplied in whole or in part provided that shareholder approval is obtained by special resolution, as described below.

In these explanatory notes to resolutions 19 and 20, references to an allotment of shares includes allotments of other types of equity securities as well as sales of treasury shares.

Resolution 19: disapplication for pre-emptive offers and limited non pre-emptive offers

Part (a) of resolution 19 seeks shareholder authority for the Directors to allot a limited number of shares for cash without regard to the procedural requirements noted above, provided that the shares are first offered to holders of ordinary shares in proportion to their existing holdings. This authority will provide Directors with the flexibility, in connection with such an offer, to make such arrangements as they deem appropriate to deal with relevant legal, regulatory or practical issues, for example, in relation to fractional entitlements.

Part (b) of resolution 19 seeks shareholder authority for the Directors to allot a limited number of shares for cash, without first offering those shares to holders of ordinary shares in proportion to existing holdings. The aggregate nominal value of shares that may be allotted pursuant to part (b) is £1,817,714. This amount is equivalent to 5% of the total issued ordinary share capital of the Company, as at 4 March 2020, being the latest practicable date prior to publication of the Notice of Meeting. As at 4 March 2020, the Company did not hold any ordinary shares in treasury.

The Directors intend to adhere to the provisions of the Pre-emption Group’s Statement of Principles and not to allot shares for cash pursuant to part (b) of resolution 19 in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company, exclusive of treasury shares, within a rolling three-year period, other than:

i	with prior consultation with shareholders; or

ii

in connection with an acquisition or specified capital investment (as described below) which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

Resolution 20: disapplication for limited non pre-emptive offers in connection with acquisitions and specified capital investments

The purpose of resolution 20 is to provide Directors with an additional authority to that sought under part (b) of resolution 19, for use in the limited circumstances described below.

Resolution 20 seeks shareholder authority for the Directors to allot an additional, limited number of shares for cash, without first offering those shares to holders of ordinary shares in proportion to existing holdings. However, in accordance with the Pre-emption Group’s Statement of Principles, any such allotment may only be made in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment, or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

7	Unilever Chairman’s Letter and Notice of Meeting 2020

Explanatory notes to the resolutions continued

For these purposes, a ‘specified capital investment’ means one or more specific capital investment related uses for the proceeds of an allotment of shares, in respect of which sufficient information regarding the effect of the transaction on the Company, the assets the subject of the transaction and (where appropriate) the profits attributable to them is made available to shareholders to enable them to reach an assessment of the potential return.

The aggregate nominal value of shares that may be allotted pursuant to resolution 20 is £1,817,714. This amount is equivalent to 5% of the total issued ordinary share capital of the Company, as at 4 March 2020 (being the latest practicable date prior to publication of the Notice of Meeting) and is in addition to an equivalent number of shares which may be allotted pursuant to part (b) of resolution 19. If the authority sought in resolution 20 is used, the Company will publish details of such use in its next annual report. As at 4 March 2020, the Company did not hold any ordinary shares in treasury.

The Directors have no current intention of exercising the authorities sought in resolutions 19 and 20 but consider that they are appropriate in order to allow the Company the flexibility to finance business opportunities without the need to comply with the strict requirements of the Companies Act 2006. The Directors will only exercise such authorities where they consider that doing so is in the best interests of the Company.

The authorities sought under resolutions 19 and 20 will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2021, being the last date by which the Company must hold an Annual General Meeting in 2021.

Resolution 21

Company’s authority to purchase its own shares

Renewal of this authority is also sought at the Annual General Meeting each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so.

The resolution specifies the maximum number of shares which may be acquired which at 4 March 2020 (being the latest practicable date prior to the publication of this Notice of Meeting) represented just under 10% of the Company’s issued ordinary share capital and the maximum and minimum prices at which they may be bought. As at 4 March 2020, the Company did not hold any ordinary shares in treasury.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale.

The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell or transfer treasury shares quickly and cost-effectively, including for the purposes of meeting obligations under an employees’ share scheme, and would provide the Company with additional flexibility in the management of its capital base. The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2021, being the last date by which the Company must hold an Annual General Meeting in 2021.

Resolution 22

Notice period for General Meetings

Resolution 22 seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2019 Annual General Meeting to allow the Company to call general meetings (other than annual general meetings) on 14 clear days’ notice. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company would also need to meet the requirements for electronic voting in the Shareholders’ Rights Regulations before it could then call a general meeting on 14 clear days’ notice.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2021, being the last date by which the Company must hold an Annual General Meeting in 2021.

Share Capital

As at 4 March 2020 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares of Unilever PLC was 1,168,530,650.

Unilever PLC does not hold any ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares is 1,168,530,650. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights). The holders of the Deferred shares do not exercise their voting rights at the Company’s Annual General Meeting.

Documents for inspection

Copies of the Non-Executive Directors’ letters of appointment are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the PLC AGM. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the PLC AGM from at least 15 minutes before the PLC AGM until the close of the meeting.

Unilever Chairman’s Letter and Notice of Meeting 2020	8

Notes to the Notice of Meeting 2020

1.

Shareholders will have the right to attend and vote at the Annual General Meeting (‘General Meeting’). Registration will start at 1.30pm, when refreshments will be served. If you are attending the General Meeting in person please bring the Attendance Card included within your Proxy Form or, if you opt to receive your communications electronically, a copy of your shareholder email and, hand it in on arrival. It is necessary for your admission to the meeting. If you do not bring this form or email with you, then proof of identification will be required for you to gain admittance to the General Meeting.

2.

A shareholder who is unable or does not wish to attend the General Meeting is entitled to appoint one or more Proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a shareholder. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0370 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.

A shareholder may appoint more than one Proxy in relation to the General Meeting, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To do this, that shareholder must complete a separate Proxy Form for each Proxy. Shareholders can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0370 600 3977. A shareholder appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, no later than 2.30pm on 27 April 2020.

5.

A shareholder can also submit his or her vote or, in accordance with Section 333A of the Companies Act 2006, appoint a Proxy electronically, by logging on to www.unilever.com/agm, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a shareholder will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 2.30pm on 27 April 2020. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.

In the case of a shareholder which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (eg director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified by a notary) must be included with the Proxy Form.

8.

A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A shareholder who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolutions) which properly comes before the General Meeting as he/she thinks fit.

9.

The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a shareholder from attending the General Meeting and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.

CREST members who wish to appoint a Proxy or Proxies through the CREST electronic Proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.

In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www. euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy, must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

12.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timing.

9	Unilever Chairman’s Letter and Notice of Meeting 2020

Notes to the Notice of Meeting 2020 continued

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.

Any or all joint holders of shares may attend the General Meeting, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.

If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.

Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the General Meeting. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of Proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.

The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 27 April 2020 shall be entitled to attend or vote at the General Meeting in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting. If the General Meeting is adjourned, only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.

Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

20.

Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that Section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the General Meeting; or

b

any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006.

21.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the General Meeting includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if:

a	to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

b	the answer has already been given on a website in the form of an answer to a question; or

c	it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

23.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

ROUTE DESCRIPTION

The QEII Centre is in close proximity to Westminster and St James’s Park underground stations, both within walking distance.

Unilever Chairman’s Letter and Notice of Meeting 2020	10

Unilever N.V. Head Office and Registered Office Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands T +31 (0)10 217 4000 Commercial Register Number: 24051830

Unilever PLC

Head Office

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

T +44 (0)20 7822 5252

Registered Office

Unilever PLC

Port Sunlight

Wirral

Merseyside CH62 4ZD

United Kingdom

Registered in England

and Wales

Company Number: 41424

For further information about Unilever please visit our website: www.unilever.com